

07006457

SE[illegible] [illegible]MISSION

Washington, D.C. 20549



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33443

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2006 (MM/DD/YY) AND ENDING 03/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carnes Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8889 Pelican Bay Boulevard, Suite 500
(No. and Street)

Naples (City) FL (State) 34108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Joyce 239-254-2522
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price Waterhouse Coopers LLC
(Name – *if individual, state last, first, middle name*)

250 W. Pratt Street, Suite 2100 (Address) Baltimore (City) MD (State) 21201-2304 (Zip Code)

PROCESSED
MAY 30 2007
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, David George Joyce, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carnes Capital Corporation, as of March 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEANNA ADAMS
MY COMMISSION # DD 313037
EXPIRES: August 23, 2008
Bonded Thru Budget Notary Services

Signature

C.F.O.
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


PRICEWATERHOUSECOOPERS

Carnes Capital Corporation and Subsidiary

(an indirect wholly owned subsidiary of Legg Mason, Inc.)

Consolidated Statement of Financial Condition

March 31, 2007

Carnes Capital Corporation and Subsidiary
(an indirect wholly owned subsidiary of Legg Mason, Inc.)
Index
March 31, 2007

Page(s)



PricewaterhouseCoopers LLP
4221 West Boy Scout Boulevard
Suite 200
Tampa, FL 33607-5745
Telephone (813) 229 0221
Facsimile (813) 229 3646

Report of Independent Certified Public Accountants

To the Board of Directors and Stockholder of
Carnes Capital Corporation and Subsidiary

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Carnes Capital Corporation and Subsidiary (the "Company") at March 31, 2007, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated statement of financial condition presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

May 22, 2007

Carnes Capital Corporation and Subsidiary

(an indirect wholly owned subsidiary of Legg Mason, Inc.)

Consolidated Statement of Financial Condition

March 31, 2007

Assets	
Cash and cash equivalents	$ 854,647
Receivable from clearing broker	753,284
Property and equipment at cost, less accumulated depreciation and amortization of $2,968,123	817,488
Receivable from Parent	1,021,579
Deferred taxes, net	184,754
Other assets	350,638
Total assets	$ 3,982,390
Liabilities and Stockholder's Equity	
Liabilities	
Payable to affiliate	$ 436,313
Accrued compensation	528,709
Accounts payable and other accrued expenses	158,373
Total liabilities	1,123,395
Commitments and contingencies (Note 5)	
Stockholder's Equity	
Common stock, $1 par value; 200,000 shares authorized; 105,600 shares issued and outstanding	105,600
Additional paid-in capital	4,282,726
Accumulated deficit	(1,529,331)
Total stockholder's equity	2,858,995
Total liabilities and stockholder's equity	$ 3,982,390

The accompanying notes are an integral part of this consolidated financial statement.

1. Summary of Significant Accounting Policies

Organization

Carnes Capital Corporation and Subsidiary (the "Company"), a wholly owned subsidiary of PCM Holdings, Inc. (the "Parent"), which is a wholly owned subsidiary of Legg Mason, Inc. ("Legg Mason"), is a broker-dealer registered with the Securities and Exchange Commission under the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company generates its revenue principally by providing securities trading and brokerage services to clients of an affiliated entity for which its revenue is transaction based. Institutional Capital Management, Inc. ("ICM") is a wholly owned subsidiary of the Company. ICM is engaged in a business limited exclusively to investment research.

The consolidated financial statement includes the accounts of Carnes Capital Corporation and ICM. All significant intercompany balances and transactions are eliminated in consolidation.

Cash and Cash Equivalents

The Company considers money market instruments with original maturities of 90 days or less to be cash equivalents. Cash equivalents at March 31, 2007 represent money market accounts at an unaffiliated bank and an unaffiliated broker-dealer.

Receivable from Clearing Broker

Receivable from clearing broker represents commissions and interest receivable from the Company's clearing broker. Such amounts are not collateralized and are expected to be fully collectible.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided on a straight-line basis using an estimated useful life of three to five years for equipment and five to seven years for furniture and fixtures. Software is amortized on a straight-line basis using an estimated useful life of three years. Leasehold improvements are amortized on a straight-line basis over the lesser of the useful life of the improvement or the term of the lease.

Fair Value of Financial Instruments

Statement on Financial Accounting Standards No. 107, *Disclosures About Fair Value of Financial Instruments*, requires that all entities disclose the fair value of financial instruments, as defined, for both assets and liabilities recognized and not recognized in the statement of financial condition. The Company's financial instruments, as defined, are carried at, or approximate, fair value.

Clearing Arrangements

Pursuant to agreements between the Company and its correspondent clearing broker, securities transactions effected by the Company are cleared on a fully disclosed basis through the correspondent clearing broker.

Use of Estimates

The consolidated financial statement is prepared in accordance with accounting principals generally accepted in the United States of America that require management to make assumptions and estimates that affect the amounts and disclosures presented. Actual results could differ from those estimates and the differences could have a material impact on the consolidated financial statements.

New Accounting Pronouncements
The Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48 *Accounting for Uncertainty in Income Taxes* ("FIN 48") in July 2006. FIN 48 clarifies previously issued FASB Statement No. 109, *Accounting for Income Taxes* by prescribing a recognition threshold and a measurement attribute in financial statements for tax positions taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, interim accounting, disclosure and transition and will be effective for fiscal year 2008. We have substantially completed an analysis of adopting the provisions of FIN 48 and, based on that analysis, do not currently expect an adjustment to opening retained earnings or existing income tax reserves as of April 1, 2007, that will be material to our consolidated financial statements.

In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements* ("SFAS 157"), to provide a consistent definition of fair value and establish a framework for measuring fair value in generally accepted accounting principles. SFAS 157 has additional disclosure requirements and will be effective for fiscal year 2009. We are evaluating the adoption of SFAS 157 and cannot estimate the impact, if any, on our consolidated financial statements at this time.

In February 2007, the FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115* ("SFAS 159"). SFAS 159 permits companies to measure many financial instruments and certain other items at fair value. We have the option to adopt the provisions of SFAS 159 and are in the process of evaluating the potential future effect of SFAS 159 on our consolidated financial statements.

2. Property and Equipment

The balances of property and equipment at March 31, 2007 are:

Leasehold improvements	$ 1,493,823
Office furniture	845,887
Office equipment	645,179
Software	800,722
	3,785,611
Less: Accumulated depreciation and amortization	(2,968,123)
	$ 817,488

3. Net Capital Requirements

Carnes Capital Corporation is subject to the Securities and Exchange Commission's Uniform Net Capital Rule pursuant to Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital equal to $100,000 or 6-2/3% of total aggregate indebtedness, whichever is greater, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related ratio of aggregate indebtedness to net capital, as defined, may fluctuate on a daily basis.

As of March 31, 2007, Carnes Capital Corporation had net capital of $449,810 which was $349,810 in excess of required capital of $100,000. Carnes Capital Corporation's percentage of aggregate indebtedness to net capital was 253% which does not exceed the maximum allowable percentage of 1,500%.

Carnes Capital Corporation is exempt from the SEC's Customer Protection Rule ("Rule 15c3-3"). Section (k)(2)(ii) of Rule 15c3-3 allows for this exemption since all customer transactions are cleared through other broker-dealers on a fully-disclosed basis.

4. Income Taxes

The Company has elected to be included in the consolidated federal income tax return with Legg Mason, Inc. and files a separate state income tax return. The Company's allocable share of federal income taxes and its separate state income taxes are recorded as a provision for income taxes and income taxes payable. The provision (benefit) for federal income taxes was determined as if the Company filed a separate return.

Deferred taxes are recorded to recognize the expected future obligation or benefit of temporary differences between the tax basis and financial reporting basis of assets and liabilities based on enacted tax laws and statutory rates applicable to the periods in which the differences are expected to effect taxable income. At March 31, 2007, the Company had a net deferred tax asset of $184,754.

The income tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows:

Deferred income tax assets		
State net operating loss	$	82,614
Accrued compensation and benefits		21,233
Accrued expenses		13,473
Depreciation		183,554
		300,874
Deferred income tax liabilities		
Prepaid expenses		(116,120)
		(116,120)
Net deferred tax asset	$	184,754

5. Commitments and Contingencies

Under operating leases, with remaining noncancelable terms in excess of one year as of March 31, 2007, minimum aggregate annual rentals for office space are as follows:

Year Ending March 31,		
2008	$	438,055
2009		43,343
2010		10,915
Total	$	492,313

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At March 31, 2007, the Company has recorded no liabilities, and during the year then ended incurred no costs, with regard to this right.

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties, and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as they would involve future claims that may be made against the Company that have not yet occurred.

6. Related Party Transactions

The Company shares various assets with the investment advisor to the clients and the Company pays for those expenses. Other entities affiliated with Legg Mason also provide certain supporting administrative services to the Company that are reimbursable to these affiliated entities. The Company's financial condition may not be indicative of the financial condition of a stand-alone company.

In accordance with the purchase agreement with Legg Mason, 75% of the combined revenues of the Company and an affiliate, as defined, are distributed to Legg Mason. The remaining 25% is used to pay the operating expenses of the Company and its affiliate. During the year ended March 31, 2007, all payments required under the purchase agreement were made by this affiliate.

7. Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution and settlement of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.


END